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September 29, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo-Fettig

Mr. David Matthews

Re: Centaur Mutual Funds Trust

Registration Statement on Form N-14

File No. 333-273612

Dear Ms. DiAngelo-Fettig and Mr. Matthews:

On August 2, 2023, Centaur Mutual Funds Trust (“Centaur Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) filed on August 2, 2023, relating to the proposed reorganization of Ziegler FAMCO Hedged Equity Fund (the “Acquired Fund”), a series of Trust for Advised Portfolios (“TAP”), into DCM/INNOVA High Equity Income Innovation Fund (the “Acquiring Fund”), a series of Centaur Trust. On August 23, 2023 and September 6, 2023, the staff of the Securities and Exchange Commission (the "Staff") telephonically provided comments to the Registration Statement, which the Registrant responded to in a correspondence filing dated September 18, 2023 (the “Initial Response Letter”). Please see the Registrant’s responses below to certain supplemental comments provided telephonically by the Staff on September 20, 2023, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Responses to the supplemental comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Accounting Comments

1.	Comment: Reference is made to the language added to the end of the first sentence of the first paragraph of the response to the first question on page ix (Will the Reorganization result in new or higher fees for shareholders?) as part of Registrant’s response to Comment #4 in the Initial Response Letter. Please revise the additional language so that it provides that the gross expense ratio “is expected to” (rather than “will”) decrease from 1.46% to 1.38%.

September 28, 2023

Response: The requested revision has been made.

2.	Comment: Reference is made to the updated responses to “Who will pay for the Reorganization?” and “Will the Reorganization result in any U.S. federal income tax liability to me?” which appear to provide differing amounts of costs for portfolio repositioning ($3,600 vs $12,500). The Staff notes that the quantification of repositioning costs should include the costs of any repositioning directly related to Reorganization (whether such repositioning happens before or after the closing of the Reorganization). Please revise the responses accordingly.

Response: The Registrant notes that the approximate $3,600 in portfolio repositioning costs provided for in the last sentence of the response to “Who will pay for the Reorganization?” was an estimate of the Acquired Fund’s portfolio repositioning prior to the Reorganization. The following has been added after the referenced sentence:

In addition, costs (including brokerage and tax) of the Acquiring Fund’s portfolio repositioning after the completion of the Reorganization are expected to be approximately $12,500 and will be borne by the Acquiring Fund.

3.	Comment: Registrant’s response to Comment #12 in the Initial Response Letter provides that “options positions are normally closed out at the end of the month.” Please clarify whether the closing out the options is the normal course for the Acquired Fund or whether such options will be closed out as a direct result of the Reorganization.

Response: The Registrant advises that the Acquired Fund currently purchases and sells exchange traded put options, employing an option overlay known as a “Put/Spread” strategy, and these options are usually closed out at the end of the month as a matter of due course, but may be closed out at other points throughout the month depending on market conditions. While the options are not being closed out as a direct result of the Reorganization, the timing of the closing of the options may shift (from month-end) to align with the closing of the Reorganization. After the closing of the Reorganization, the Acquiring Fund is not expected to utilize the “Put/Spread” strategy.

4.	Comment: In the first sentence of the sixth bullet point under the fifth paragraph on page 1 of the Summary, please add “after fee reductions and/or expense reimbursements” after “total annual fund operating expenses.”

Response: The requested revision has been made.

5.	Comment: Please add disclosure referencing the fact that that the portfolio repositioning costs will be borne by each Fund (as applicable) to the “Expenses of the Reorganization” section.

Response: The requested revision has been made.

September 28, 2023

6.	Comment: The last sentence of the first paragraph of the “Portfolio Transitioning” section appears to contradict with the last sentence of the second paragraph of such section. Please review and revise the disclosure as necessary.

Response: The last sentence of the first paragraph of the “Portfolio Transitioning” section have been deleted.

We trust that the foregoing is responsive to your comments. Please feel free to contact Margaret Murphy at (212) 885-5205 or the undersigned at (212) 885-5239 if you have any further questions, comments or informational requests relating to this matter.

Sincerely yours,

/s/ Thomas R. Westle

Thomas R. Westle